
April 11, 2018

Jason W. Aiken
Chief Financial Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

      Re: General Dynamics Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 12, 2018
          File No. 001-03671

Dear Mr. Aiken:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Division of Corporation Finance
                                         Office of Transportation and Leisure